Exhibit 99.35

Rosa Vieira
Senior Account Manager, Client Services
Telephone: 416.361.0930 ext.227
rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

November 6, 2009

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	Grandview Gold Inc.

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on November 5, 2009.

1.	Proxy

2.	Financial Statement Request Form

3.	Letter to Shareholders

4.	Notice of Meeting and Management Information Circular

5.	Online Voting Card

6.	Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY
Per:

“Lindsay Andrews”
Administrator, Client Services